EXHIBIT 1

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2025

DEER VIII & CO. LTD.

By: /s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER VIII & CO. L.P.

By: Deer VIII & Co. Ltd, its General Partner

By: /s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS VIII L.P.

BESSEMER VENTURE PARTNERS VIII INSTITUTIONAL L.P.

By: Deer VIII & Co. L.P., its General Partner

By: Deer VIII & Co., Ltd., its General Partner

By: /s/ Scott Ring
Name: Scott Ring
Title: General Counsel

15 ANGELS II LLC

By: /s/ Scott Ring
Name: Scott Ring
Title: Authorized Person

CLOUD ALL STAR FUND, L.P.

By: Cloud All Star Fund GP, LLC, its General Partner

By:/s/ John Ailanjian
Name: John Ailanjian
Title: Managing Member and Authorized Signatory

DEER MANAGEMENT CO. LLC

By:/s/ Scott Ring
Name: Scott Ring
Title: General Counsel